

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

Via E-mail
Theodore R. Moore, Esq.
Vice President–General Counsel
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042

> **Re: C&J Energy Services, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed September 16, 2011**
> **File No. 333-173188**

Dear Mr. Moore:

We have reviewed your amended registration statement and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

General

1.   We note the statements on page 1 that you are incorporating by reference your Form 10-Q for the period ended June 30, 2011. Please provide us with an analysis as to how you qualify to use incorporation by reference on Form S-1. See General Instruction VII of Form S-1.

Risk Factors, page 5

2.   We note that the cross reference to "Certain Relationships and Related Party
        Transactions—Amended and Restated Stockholders' Agreement" under "Energy
        Spectrum and Citigroup/Stepstone will continue to have significant influence over us…"
        appears to reference disclosure that has been deleted. Please tell us whether the deleted
        disclosure is still applicable and revise as needed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Tracie Towner at (202) 551-3744 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Stephen M. Gill, Esq.
        Vinson & Elkins L.L.P.
        1001 Fannin Street, Suite 2500
        Houston, Texas 77002